UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 – Exit Filing)*

Unico American Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

904607108

(CUSIP Number)

July 2, 2020

(Date of Event Which Required Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13G

CUSIP No. 904607108

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William Roth, as Trustee of the William and Amy Roth Living Trust, dated 4/29/97
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 264,261
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 264,261

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 264,261
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.98%*
12.	TYPE OF REPORTING PERSON (see instructions) IN

* Percentage ownership is based on 5,305,742 shares of Common Stock issued and outstanding as of May 15, 2020, as reported in the Issuer’s Form 10-Q for the fiscal quarter ended March 31, 2020.

2

CUSIP No. 904607108

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amy Roth, as Trustee of the William and Amy Roth Living Trust, dated 4/29/97
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 264,261
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 264,261

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 264,261
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.98%*
12.	TYPE OF REPORTING PERSON (see instructions) IN

* Percentage ownership is based on 5,305,742 shares of Common Stock issued and outstanding as of May 15, 2020, as reported in the Issuer’s Form 10-Q for the fiscal quarter ended March 31, 2020.

3

Item 1.

(a)       Name of Issuer: Unico American Corporation

(b)       26050 Mureau Road

Calabasas, California 91302

Item 2.

(a)       Name of Person Filing:

William Roth, as Trustee of the William and Amy Roth Living Trust, dated 4/29/97

Amy Roth, as Trustee of the William and Amy Roth Living Trust, dated 4/29/97

(b)       Address of Principal Business Office or, if none, Residence:

216 Narcissus Ave.

Corona del Mar, CA 92625

(c)       Citizenship:

William Roth, as Trustee of the William and Amy Roth Living Trust, dated 4/29/97 – United States

Amy Roth, as Trustee of the William and Amy Roth Living Trust, dated 4/29/97 – United States

(d)       Title of Class of Securities: Common Stock

(e)       CUSIP Number: 904607108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S. C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.1d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

4

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)       Amount beneficially owned:

William Roth, as Trustee of the William and Amy Roth Living Trust, dated 4/29/97 – 264,261 shares

Amy Roth, as Trustee of the William and Amy Roth Living Trust, dated 4/29/97 – 264,261 shares

(b)       Percent of class: 4.98%*.

(c)       Number of shares as to which such person has:

(i)       Sole power to vote or to direct the vote

William Roth, as Trustee of the William and Amy Roth Living Trust, dated 4/29/97 – 0 shares

Amy Roth, as Trustee of the William and Amy Roth Living Trust, dated 4/29/97 – 0 shares

(ii)       Shared power to vote or to direct the vote

William Roth, as Trustee of the William and Amy Roth Living Trust, dated 4/29/97 – 264,261 shares

Amy Roth, as Trustee of the William and Amy Roth Living Trust, dated 4/29/97 – 264,261 shares

(iii)       Sole power to dispose or to direct the disposition of

William Roth, as Trustee of the William and Amy Roth Living Trust, dated 4/29/97 – 0 shares

Amy Roth, as Trustee of the William and Amy Roth Living Trust, dated 4/29/97 – 0 shares

(iv)       Shared power to dispose or to direct the disposition of

William Roth, as Trustee of the William and Amy Roth Living Trust, dated 4/29/97 – 264,261 shares

Amy Roth, as Trustee of the William and Amy Roth Living Trust, dated 4/29/97 – 264,261 shares

* Percentage ownership is based on 5,305,742 shares of Common Stock issued and outstanding as of May 15, 2020, as reported in the Issuer’s Form 10-Q for the fiscal quarter ended March 31, 2020. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its, his, or her pecuniary interest therein.

5

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibit	Document Description
99.1	Joint Filing Agreement

6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 8, 2020

By:	/s/ William Roth
William Roth, as trustee of the William and
Amy Roth Living Trust, dated 4/29/97

By:	/s/ Amy Roth
Amy Roth, as trustee of the William and Amy
Roth Living Trust, dated 4/29/97

7

Exhibit 99.1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of September 19, 2019, is by and between William and Amy Roth Living Trust, dated 4/29/97, William Roth, and Amy Roth (collectively, the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D and/or 13G with respect to shares of Common Stock of Unico American Corporation beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13D and/or 13G (and any amendments thereto) on behalf of each of the Filers, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

By:	/s/ William Roth
William Roth, as trustee of the William and
Amy Roth Living Trust, dated 4/29/97

By:	/s/ Amy Roth
Amy Roth, as trustee of the William and Amy
Roth Living Trust, dated 4/29/97

8